     As filed with the Securities and Exchange Commission on March 20, 1996
                                                       Registration No. 33-_____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                        COMMERCIAL FEDERAL CORPORATION
            ------------------------------------------------------
            (Exact name of registrant as specified in its charter)

           Nebraska                                         47-0658852
--------------------------------------------------------------------------------
  (State or other jurisdiction                          (I.R.S. Employer
 of incorporation or organization)                     Identification No.)

                            2120 South 72nd Street
                            Omaha, Nebraska  68124
                                (402) 554-9200
--------------------------------------------------------------------------------
   (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

                          James A. Laphen, President
                        Commercial Federal Corporation
                            2120 South 72nd Street
                            Omaha, Nebraska  68124
                                (402) 390-5361
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies To:
                                  ----------
    Gary R. Bronstein, Esq.
    Cynthia R. Cross, Esq.                            David J. Lubben, Esq.
Housley Kantarian & Bronstein, P.C.                   Dorsey & Whitney LLP
 1220 19th Street, N.W., Suite 700                   220 South Sixth Street
     Washington, DC  20036                           Minneapolis, MN  55402
         (202) 822-9611                                  (612) 340-2600

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                            --------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[_]
    --------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

------------------------------------------------------------------------------------------------
                                CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------
                                    Proposed Maximum   Proposed Maximum
Title of Securities    Amount to     Offering Price       Aggregate            Amount of
 to be Registered    be Registered    Per Note (1)     Offering price (1)   Registration Fee
------------------------------------------------------------------------------------------------
___% Subordinated
Notes due 2003        $50,000,000       100%             $50,000,000            $17,242
------------------------------------------------------------------------------------------------

(1)  Estimated solely to calculate the registration fee pursuant to Rule 457(a).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ Information contained herein is subject to completion or amendment. A        +
+ registration statement relating to these securities has been filed with the + + Securities and Exchange Commission. These securities may not be sold nor may +
+ offers to buy be accepted prior to the time the registration statement       +
+ becomes effective. This prospectus shall neither constitute an offer to sell + + nor the solicitation of an offer to buy nor shall there be any sale of these + + securities in any State in which such offer, solicitation or sale would be + + unlawful prior to registration or qualification under the securities laws of +
+ any such State.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS         Subject to completion, dated March ___, 1996
dated       , 1996
                                  $50,000,000
    [LOGO]
                               COMMERCIAL FEDERAL
                                  CORPORATION
                       ____% Subordinated Notes due 2003

    Interest on the ___% Subordinated Notes due 2003 (the "Notes") issued by Commercial Federal Corporation (the "Company") is payable monthly on the 15th day of each month, commencing May 15, 1996. The Notes mature on April 15, 2003. The Notes are not redeemable prior to April 15, 1999. Thereafter, the Notes are redeemable, in whole or in part, at the option of the Company at par plus accrued interest to the date of redemption upon not less than 30 nor more than 60 days notice to the holders thereof. The Notes have no sinking fund. The Notes will be issued only in fully registered form and in denominations of $1,000 and integral multiples thereof. The Notes will be unsecured general obligations of the Company and will be subordinated to all existing and future "Senior Indebtedness" (as defined) of the Company. As creditors of the Company, holders of the Notes will be denied access to the assets of the Company's subsidiaries upon such subsidiaries' liquidation or reorganization until all the prior claims of creditors (including depositors) of such subsidiaries have been satisfied. At December 31, 1995, the Company (excluding subsidiaries) had $6.9 million in Senior Indebtedness consisting of 10% Senior Notes due 1999, which are expected to be redeemed immediately following issuance of the Notes offered hereby with the proceeds therefrom. See "Use of Proceeds." The Company has applied for listing of the Notes on the New York Stock Exchange under the proposed symbol "CFB 03."

    See "Risk Factors" beginning on page 12 for a discussion of certain factors that should be considered by prospective investors.

    THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, ANY OTHER GOVERNMENTAL AGENCY OR OTHERWISE.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                            Price to     Underwriting       Proceeds to
                             Public       Discount (1)       Company (2)
================================================================================
    Per Note...........      100.0%               %                 %
--------------------------------------------------------------------------------

    Total..............    $50,000,000     $                  $
================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated offering expenses of $275,000 payable by the Company.

The Notes are being offered by the Underwriters named herein, subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that delivery of the Notes will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about ________ ___, 1996.

PIPER JAFFRAY INC.    ALEX. BROWN & SONS INCORPORATED     MONTGOMERY SECURITIES

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all exhibits and amendments thereto, called the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Copies of the Registration Statement, including any amendments and exhibits thereto, can be inspected and copied at the offices of the Commission as set forth above. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company which have been previously filed with the Commission are hereby incorporated by reference in this Prospectus:

     (a) the Company's Annual Report on Form 10-K for the Fiscal Year Ended June 30, 1995;

     (b) the Company's Quarterly Reports on Form 10-Q for the Quarters Ended September 30, 1995 and December 31, 1995; and

     (c) the Company's Current Reports on Form 8-K dated August 8, 1995, August 18, 1995, October 17, 1995, December 20, 1995 and March 19, 1996, and
          Form 8-K/A dated December 18, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to Commercial Federal Corporation, Corporate Secretary, 2120 South 72nd Street, Omaha, Nebraska 68124, telephone number (402) 554-9200.

     Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology. The "Risk Factors" on page 12 of this Prospectus constitute cautionary statements identifying important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause actual results to differ materially from those in such forward-looking statements.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                     (MAP)

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference.


                                  The Company

     The Company is a holding company for Commercial Federal Bank, a Federal Savings Bank (the "Bank"), which is the largest depository institution headquartered in Nebraska. At December 31, 1995, the Company had assets of $6.6 billion and stockholders' equity of $362.5 million. Based upon total assets at that date, the Company was the 18th largest publicly held thrift holding company in the United States. The Bank is a consumer-oriented financial institution that emphasizes single-family residential real estate lending, consumer lending, retail deposit activities, including demand deposit accounts, and mortgage banking. At February 1, 1996, the Bank operated 38 branch offices in Nebraska, 20 branch offices in greater metropolitan Denver, Colorado, 17 branch offices in Oklahoma, 24 branch offices in Kansas and one branch office in Iowa. Throughout its 109 year history, the Bank has emphasized customer service. To serve its customers, the Bank conducts loan origination activities through its 100 branch office network, loan offices of its wholly-owned mortgage banking subsidiary and a nationwide correspondent network consisting of approximately 400 mortgage loan originators. The Bank also provides insurance and securities brokerage and other retail financial services.

     On October 2, 1995, the Company completed the acquisition of Railroad Financial Corporation ("Railroad"), headquartered in Wichita, Kansas, the holding company for Railroad Savings Bank, FSB. At September 30, 1995, Railroad operated 18 full-service branch offices and 71 agency offices throughout the State of Kansas and had $602.9 million in total assets, $421.4 million in deposits and $27.7 million in stockholders' equity. On February 1, 1996, the Company completed the acquisition of Conservative Savings Corporation ("Conservative"), headquartered in Omaha, Nebraska, the holding company for Conservative Savings Bank, FSB. Conservative operated seven offices in Nebraska, one office in Iowa and one office in Kansas and at February 1, 1996, had $302.9 million in total assets, $197.9 million in deposits and $35.1 million in stockholders' equity.

     The Company's strategy for growth emphasizes both internal and external growth. Operations focus on increasing deposits, including demand accounts, making loans (primarily single-family mortgage and consumer loans) and providing customers with a full array of financial products and a high level of customer service. As part of its long-term strategic plan, the Company intends to expand its operations within its market areas either through direct marketing efforts aimed at increasing market share, branch expansions, or opening additional branches. The Company's retail strategy will continue to be centered on attracting new customers and selling both new and existing customers multiple products and services. Additionally, the Company will continue to build and leverage an infrastructure designed to increase fee and other income.

     Complementing its strategy of internal growth, the Company will continue to grow its five-state franchise through an ongoing program of selective acquisitions of other financial institutions. Acquisition candidates will be selected based on the extent to which the candidates can enhance the Company's retail presence in new or underserved markets and complement the Company's existing retail network.

     The Company's principal executive offices are located at 2120 South 72nd Street, Omaha, Nebraska 68124, and its telephone number is (402) 554-9200.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                         The Offering

Notes offered...........  $50,000,000 principal amount of __% Subordinated
                          Notes due 2003. See "Description of Notes -- General."

Denominations...........  $1,000 and integral multiples thereof.

Maturity................  April 15, 2003.

Interest payment dates..  Monthly, commencing May 15, 1996, and the 15th day of each month thereafter. The first interest payment will represent interest from the date of issuance of the Notes through May 14, 1996.

Sinking fund............  None.

Redemption at option
of Company..............  The Notes may not be redeemed prior to April 15, 1999.
                          Thereafter, the Company may elect to redeem the Notes, in whole or in part, at any time upon not less than 30 days nor more than 60 days written notice, at par plus accrued interest to the date of redemption. See "Description of Notes -- Redemption at Option of the Company."

Repayment option
upon death..............  Upon request following the death of any holder of the
                          Notes, the Company will repay such holder's Notes at par plus accrued interest to the date of repayment up to $50,000 in principal amount per holder per year, subject to an aggregate limit for all holders of $500,000 in principal amount per year and certain other conditions. See "Description of Notes -- Repayment Option Upon Death."

Subordination...........  The Notes will be unsecured general obligations of the
                          Company and will be subordinated to all existing and future "Senior Indebtedness" (as defined) of the Company. There are no restrictions in the Indenture on the creation of additional Senior Indebtedness. The Notes will be structurally subordinated to all liabilities (including deposits) of the Company's subsidiaries. At December 31, 1995, the Company (excluding subsidiaries) had $6.9 million in Senior Indebtedness consisting of 10% Senior Notes due 1999 which the Company assumed in its acquisition of Railroad on October 2, 1995. The $6.9 million of 10% Senior Notes due 1999 are expected to be redeemed immediately following issuance of the Notes offered hereby. See "Risk Factors --Subordination of Notes," "Use of Proceeds" and "Description of Notes -- Subordination."

Covenants...............  The Indenture pursuant to which the Notes will be issued, among other things, limits the ability of the Company to pay cash dividends or to make other capital distributions under certain circumstances. The Indenture also limits in certain respects consolidations, mergers and transfers of all or substantially all of the Company's assets. See "Description of Notes -- Restrictions on Dividends and Other Distributions" and " -- Consolidation, Merger or Transfer."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Limited rights of
acceleration............  Payment of principal of the Notes may be accelerated only in case of certain events involving the bankruptcy, insolvency or reorganization of the Company which constitute an Acceleration Event (as defined). There is no right of acceleration in the case of a default in the payment of principal or interest on the Notes or the performance of any other covenant of the Company in the Indenture. See "Description of Notes -- Acceleration Events."

Use of proceeds.........  The net proceeds of this offering will be used to refinance the Company's $40.25 million 10.25% Subordinated Notes due 1999 and $6.9 million 10% Senior Notes due 1999.

Listing................. The Company has applied for listing of the Notes on the
                          New York Stock Exchange under the proposed symbol "CFB 03."

Trustee.................  Harris Trust and Savings Bank.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

          The following summary consolidated financial data of the Company and its subsidiaries as of and for the years ended June 30, 1995, 1994, 1993, 1992 and 1991 has been derived from the Company's audited Consolidated Financial Statements, as restated to include the accounts and results of operations of Railroad (see "The Company"). The following summary consolidated interim financial data for the six months ended December 31, 1995 and 1994 has been derived from unaudited consolidated interim financial statements which, in the opinion of management, include all adjustments (consisting of normal recurring adjustments except for the restatement of all prior periods as a result of the pooling of Railroad and the accelerated amortization of goodwill recorded during the six months ended December 31, 1994), considered necessary for a fair presentation. The summary consolidated financial data should be read in conjunction with the Company's audited Consolidated Financial Statements and related Notes incorporated herein by reference. The consolidated financial data for the six months ended December 31, 1995 is not necessarily indicative of the operating results to be expected for the entire fiscal year.

                                              Six Months Ended
                                                 December 31,                       Year Ended June 30,
                                             --------------------  -----------------------------------------------------
                                               1995       1994       1995       1994       1993       1992       1991
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                            (Dollars in thousands, except per share data)
Statement of Operations Data:

Interest income............................  $245,059   $219,162   $454,368   $393,854   $404,628   $447,883   $520,153
Interest expense...........................   168,335    144,504    304,526    256,102    276,584    352,527    456,651
                                             --------   --------   --------   --------   --------   --------   --------
Net interest income........................    76,724     74,658    149,842    137,752    128,044     95,356     63,502
Provision for loan losses..................    (3,091)    (3,241)    (6,408)    (6,248)    (6,185)    (7,981)    (9,937)
                                             --------   --------   --------   --------   --------   --------   --------
Net interest income after provision
  for loan losses..........................    73,633     71,417    143,434    131,504    121,859     87,375     53,565
Non-interest income........................    23,194     21,077     45,066     44,693     34,442     77,817     57,349
General and administrative expenses........    56,496     50,055    102,554     94,115     89,560     80,314     71,283
Amortization of goodwill and core value
  of deposits..............................     4,400      5,796     10,262     14,131     10,544     11,389     12,502
Accelerated amortization of goodwill.......        --     21,357     21,357         --         --         --         --
Intangible assets valuation adjustment.....        --         --         --     52,703         --         --         --
                                             --------   --------   --------   --------   --------   --------   --------
Income before income taxes, extraordinary
  items and cumulative effects of changes
  in accounting principles.................    35,931     15,286     54,327     15,248     56,197     73,489     27,129
Provision for income taxes.................    12,823     11,837     23,146     16,875     22,081     27,652     16,279
                                             --------   --------   --------   --------   --------   --------   --------
Income (loss) before extraordinary items
  and cumulative effects of changes
  in accounting principles.................    23,108      3,449     31,181     (1,627)    34,116     45,837     10,850
Extraordinary items (1)....................        --         --         --         --         --     (5,046)    11,699
Cumulative effects of changes in
  accounting principles (2)................        --         --         --      6,597         --         --         --
                                             --------   --------   --------   --------   --------   --------   --------
Net income.................................  $ 23,108   $  3,449   $ 31,181   $  4,970   $ 34,116   $ 40,791   $ 22,549

                      (Table continued on following page)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               SUMMARY CONSOLIDATED FINANCIAL INFORMATION, CONT.

                                            Six Months Ended
                                              December 31,                           Year Ended June 30,
                                           -----------------        -----------------------------------------------------
                                            1995       1994          1995         1994       1993       1992        1991
                                           ------     ------        ------       -------    ------     -------     ------
                                                                (Dollars in thousands, except per share data)
Statement of Operations Data, Cont.:

Earnings per share (fully diluted):
  Income (loss) before extraordinary
    items and cumulative effects of
    changes in accounting principles..     $ 1.59       $  .24      $ 2.16       $ (.11)    $ 2.42     $ 4.68      $ 1.24
  Extraordinary items (1).............         --           --          --           --         --       (.52)       1.33
  Cumulative effects of changes in
     accounting principles (2)........         --           --          --          .46         --         --          --
                                           ------       ------      ------       ------     ------     ------      ------
  Net income..........................     $ 1.59       $  .24      $ 2.16       $  .35     $ 2.42     $ 4.16      $ 2.57
                                           ======       ======      ======       ======     ======     ======      ======

Book value per common share...........     $25.28       $21.68      $23.65       $21.51     $21.28     $20.95      $20.97
                                           ======       ======      ======       ======     ======     ======      ======
Tangible book value per
  common share (3)....................     $22.99       $18.75      $21.04       $16.73     $15.00     $12.81      $ 8.07
                                           ======       ======      ======       ======     ======     ======      ======
Statement of Financial Condition Data:

Total assets.........................     $6,593,880  $6,358,630    $6,569,579  $5,982,307  $5,262,336  $5,035,913  $5,457,741
Investment securities (4)............        303,995     301,958       300,481     290,807     254,889     316,366     248,554
Mortgage-backed securities (5).......      1,316,465   1,413,770     1,364,907   1,350,402     952,539     779,969   1,017,359
Loans receivable, net (6)............      4,583,066   4,271,030     4,540,692   3,970,626   3,655,740   3,460,294   2,962,688
Goodwill and core value of deposits..         32,863      41,527        37,263      67,661      87,946      98,490     109,879
Deposits.............................      4,046,499   3,753,953     4,011,323   3,675,825   2,731,127   2,660,489   2,608,811
Advances from Federal Home
  Loan Bank..........................      1,773,687   1,983,809     1,787,352   1,625,456   1,868,779   1,465,062   1,326,103
Other borrowings.....................        255,951     174,142       273,676     224,072     231,828     499,790   1,192,371
Stockholders' equity                         362,530     307,198       337,614     304,568     297,848     253,528     178,542

                      (Table continued on following page)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               SUMMARY CONSOLIDATED FINANCIAL INFORMATION, CONT.


                                         Six Months Ended
                                           December 31,           Year Ended June 30,
                                         ----------------  -------------------------------------
                                           1995    1994    1995    1994    1993    1992    1991
                                          ------  ------  ------  ------  ------  ------  ------
Selected Operating Ratios (7):

  Return on average assets (8)..........    .71%    .11%    .49%    .09%    .67%    .79%    .39%
  Return on average equity (8)..........  13.12%   2.26%   9.98%   1.54%  12.39%  20.12%  14.29%
  Net yield on interest-earning assets..   2.46%   2.52%   2.46%   2.59%   2.65%   2.01%   1.18%
  Earnings to fixed charges (9):
    Excluding interest on deposits......  1.58x   1.26x   1.43x   1.13x   1.41x   1.26x   1.11x
    Including interest on deposits......  1.21x   1.11x   1.18x   1.06x   1.20x   1.13x   1.06x
  Dividend payout ratio (10)............  12.58%    N/A     N/A     N/A     N/A   N/A     N/A
  General and administrative expenses
    divided by average assets (8).......   1.73%   1.61%   1.62%   1.67%   1.75%   1.55%   1.22%

Selected Capital and Asset Quality Ratios:

Regulatory capital ratios of the Bank:
  Tangible capital........................   5.51%   4.83%   5.16%   4.69%   4.62%   2.95%   1.30%
  Core capital (Tier 1 capital)...........   5.78%   5.25%   5.47%   5.53%   5.93%   4.63%   3.19%
  Risk-based capital (Total capital)......  13.70%  12.94%  13.12%  13.16%  12.81%   8.87%   6.66%

Nonperforming assets to total assets......    .95%   1.12%    .95%   1.27%   1.97%   3.00%   3.60%
Nonperforming assets to total loans
  and nonperforming assets................   1.34%   1.59%   1.32%   1.84%   2.71%   4.08%   5.97%
Allowance for loan losses to total loans..   1.05%   1.06%   1.04%   1.11%   1.26%   1.43%   1.77%
Allowance for loan losses to total
  nonperforming assets....................  77.67%  65.69%  77.42%  59.04%  45.13%  33.58%  27.82%
Net loans charged-off to average
  loans outstanding.......................    .11%    .06%    .06%    .11%    .13%    .31%    .56%

                         (footnotes on following page)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(footnotes for preceding tables)

--------------------
(1) For fiscal year 1992, represents the loss on early extinguishment of debt, net of income tax benefits, less the effect of the utilization of net operating losses carried forward; and for fiscal year 1991, represents the utilization of net operating losses carried forward that were not previously recognized for financial reporting purposes.
(2) For fiscal year 1994, represents the cumulative effect of the change in the method of accounting for income taxes totaling $6,933,000 less the cumulative effect of the change in accounting for postretirement benefits totaling $519,000, net of an income tax benefit of $183,000.
(3) Calculated by dividing stockholders' equity, reduced by the amount of goodwill and core value of deposits, by the number of shares of common stock outstanding at the respective dates.
(4) Includes investment securities available for sale totaling $54.6 million, $3.7 million, $3.0 million, $5.4 million and $1.3 million, respectively, at December 31, 1995 and 1994, June 30, 1995, 1994 and 1993. No investment securities were available for sale at June 30, 1992 and 1991.
(5) Includes mortgage-backed securities available for sale totaling $384.7 million, $41.3 million, $37.0 million, $45.0 million, $41.3 million, $20.8 million and $500.9 million, respectively, at December 31, 1995 and 1994, June 30, 1994, 1993, 1992 and 1991.
(6) Includes loans held for sale totaling $79.2 million, $84.9 million, $113.4 million, $187.7 million, $171.8 million, $158.4 million and $154.4 million, respectively, at December 31, 1995 and 1994, June 30, 1995, 1994, 1993,
     1992 and 1991.
(7) Ratios for the six months ended December 31, 1995 and 1994 are annualized. Such annualized data does include nonrecurring items and is not necessarily indicative of results for the entire fiscal years.
(8) Based on daily average balances during fiscal year 1995 and 1994 and on average monthly balances for fiscal years 1993, 1992 and 1991. Return on average assets and return on average stockholders' equity for the six months ended December 31, 1995 are .81% and 15.00%, respectively, excluding the after-tax effect of the nonrecurring expenses associated with the Railroad merger ($2.7 million) and the Company's 1995 proxy contest ($577,000). Return on average assets and return on average stockholders' equity for fiscal year 1995 are .83% and 16.82%, respectively, excluding the accelerated amortization of goodwill totaling $21.4 million. Return on average assets and return on average stockholders' equity for fiscal year 1994 are .75% and 13.11%, respectively, excluding the after-tax effect of the intangible assets valuation adjustment and the cumulative effects of changes in accounting principles totaling $43.9 million and $6.6 million, respectively. General and administrative expenses divided by average assets for the six months ended December 31, 1995 is 1.63% excluding the after-tax effect of the nonrecurring expenses associated with the aforementioned Railroad merger and 1995 proxy contest.
(9)  The ratio of earnings to fixed charges has been computed by dividing income
     (loss) before income taxes, extraordinary items and cumulative effects of changes in accounting principles plus fixed charges by fixed charges.
     Fixed charges represent all interest expense plus the portion of rental payments under operating leases deemed to be interest.
(10) Represents dividends declared per share divided by net income per share. The Company recently established a quarterly dividend policy, and paid its first dividend thereunder on October 31, 1995. See "Recent Developments -- Cash Dividend Policy."

--------------------------------------------------------------------------------

                                  RISK FACTORS

     Prospective investors should consider, among other things, the following factors in connection with a decision to purchase the Notes offered hereby.


Sources of Payment for Interest and Principal of the Notes

     The Company's principal asset is its investment in the capital stock of the Bank. Because it does not generate any significant revenues independent of the Bank, the Company's ability to make interest and principal payments on the Notes is dependent on the extent to which it receives dividends from the Bank. The Bank's ability to pay dividends to the Company is dependent on its ability to generate earnings and is subject to a number of regulatory restrictions and tax considerations. Under current regulations of the Office of Thrift Supervision (the "OTS"), in order to pay dividends without prior approval of the OTS, a savings institution must satisfy all of its applicable regulatory capital requirements. The Bank currently complies with its regulatory capital requirements and is considered "well-capitalized" under applicable banking regulations. At December 31, 1995, the Bank's regulatory capital ratios were 5.51%, 5.78%, and 13.70%, respectively, for tangible, core and risk-based capital, compared to OTS regulatory capital requirements of 1.50%, 3.00% and 8.00%, respectively. Should the Bank in the future fail to meet regulatory capital requirements, it might be unable to pay dividends to the Company to fund interest and principal payments on the Notes. Further, even assuming it continues to satisfy such requirements, the Bank will be restricted by applicable OTS regulations from paying dividends beyond a specified percentage of its earnings and excess capital, and will be required to furnish the OTS with 30 days' prior written notice of any proposed dividend. The OTS will have the opportunity to object to any proposed dividend during such period. At December 31, 1995, the Bank had $90.2 million available for the payment of dividends to the Company under current OTS regulations. If the Company were denied access to the earnings of the Bank, whether by regulatory restriction, inadequate earnings or deterioration in the Bank's financial condition, the Company's ability to make debt service payments on the Notes would be significantly impaired.

Subordination of Notes

     The Notes are subordinated to all Senior Indebtedness of the Company. By reason of such subordination, in the event of liquidation of the Company, holders of the Notes will not receive payment until the holders of Senior Indebtedness have been satisfied. While Senior Indebtedness excludes indebtedness of the Company's subsidiaries, holders of the Notes, as creditors of the Company, will be denied access to the assets of the Company's subsidiaries upon such subsidiaries' liquidation or reorganization until all the prior claims of creditors of such subsidiaries have been satisfied. Obligors of the Bank, for example, including depositors, have first claim on the assets of the Bank in the event of liquidation of the Bank. There is no limitation in the Indenture on the Company's creation of Senior Indebtedness or indebtedness ranking in parity with the Notes. See "Description of Notes -- General" and " - -Subordination."

Potentially Adverse Impact of Interest Rates and Economic and Industry
Conditions

     The savings institution industry is affected by fluctuations in market interest rates. Like most savings institution holding companies, the Company's net interest income is affected by general economic and other factors that influence market interest rates and the Company's ability to respond to changes in such rates. General economic conditions also affect the credit quality of the Company's assets. Adverse economic conditions may affect the ability of the Bank's borrowers to repay loans, particularly in the areas of commercial real estate and consumer lending. To the extent that changes in interest rates and economic conditions adversely affect the Company's financial condition and results of operations, the Company's ability to make debt service payments on the Notes may be impaired.

     Significant and rapid changes have occurred in the savings institution industry in recent years, and the future of the industry is subject to various uncertainties. The traditional role of savings institutions as the nation's primary housing lenders is diminishing and savings institutions are subject to increasing competition from commercial banks and mortgage bankers. The savings institution industry also faces a volatile and uncertain regulatory environment in which applicable laws, regulations and enforcement policies are subject to significant change. There can be no assurance that changes in the savings institution industry, regulatory and otherwise, will not adversely affect the financial condition and results of operations of the Company and, as a result, impair its ability to make debt service payments on the Notes.

Limited Covenants

     The covenants in the Indenture are limited and are not designed to protect holders of the Notes in the event of a material adverse change in the Company's financial condition or results of operations. The provisions of the Indenture should not be a significant factor in evaluating whether the Company will be able to comply with its obligations under the Notes. See "Description of the Notes."

Limited Rights of Acceleration of Notes

     Payment of principal of or interest on the Notes may be accelerated only in the case of the bankruptcy, insolvency or reorganization of the Company. There is no right of acceleration in the case of a default in the payment of principal or interest on the Notes or in the performance of any other covenant of the Company. See "Description of Notes--Acceleration Events."

Deposit Insurance Premium Disparity; Assessment on Deposits

     The Bank's savings deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The assessment rate currently ranges from 0.23% of deposits for well capitalized institutions to 0.31% of deposits for undercapitalized institutions.

     The FDIC also administers the Bank Insurance Fund ("BIF"), which has the same designated reserve ratio as the SAIF. On August 8, 1995, the FDIC adopted an amendment to the BIF risk-based assessment schedule which lowered the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to a range of from 0.31% of insured deposits for undercapitalized BIF-insured institutions to 0.04% of deposits for well-capitalized institutions, which constitute over 90% of BIF-insured institutions. The FDIC amendment became effective September 30, 1995. Subsequently, the FDIC reduced the premium rate for the most highly rated BIF-insured institutions to the statutory minimum of $1,000 per semi-annual period. The FDIC amendment creates a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and places SAIF-insured savings institutions at a significant competitive disadvantage to BIF-insured institutions.

     A number of proposals have been considered to recapitalize the SAIF in order to eliminate the premium disparity. The Senate and the House of Representatives have both, as part of a budget reconciliation package to balance the federal budget, approved legislation requiring a one time assessment of .85% of insured deposits to be imposed on all SAIF-insured deposits held as of March 31, 1995. This assessment was originally scheduled to be payable during the first quarter of 1996. The assessment would result, on a pro forma basis as of December 31, 1995, in a one-time after-tax charge of approximately $21.8 million to the Company. Such assessment would have the effect of reducing the Bank's tangible capital to $339.9 million, or 5.19%, of adjusted total assets, core capital to $358.7 million, or 5.47%, of adjusted total assets, and risk-based capital to $392.9 million, or 13.07%, of risk-weighted assets. Including the insured deposits of Conservative as if the Company and Conservative had merged as of December 31, 1995, the assessment would have resulted in a one-time after-tax charge of approximately $22.9 million, and reduced the pro forma combined tangible, core and risk-based capital to $371.2 million (5.38%), $390.0 million (5.64%) and $425.0 million (13.35%), respectively. The Bank would, on a pro forma basis as of December 31, 1995, continue to exceed the minimum requirements to be classified as a "well capitalized" institution under applicable regulations. If such a special assessment were required and the SAIF as a result was fully recapitalized, it could have the effect of reducing the Bank's deposit insurance premiums to the SAIF, thereby increasing net income in future periods.

     Also under consideration by Congress are proposals relating to merger of the BIF and SAIF funds, the elimination of the thrift charter and the federal tax implications of conversion to a national bank. Management of the Company is unable to accurately predict at this time whether any of these proposals will be adopted in their current form or the impact of these proposals on the Company.


                              RECENT DEVELOPMENTS

     Recent Acquisitions. On October 2, 1995, the Company completed the acquisition of Railroad, the holding company for Railroad Savings Bank, FSB. At September 30, 1995, Railroad operated 18 full-service branch offices and 71 agency offices throughout the State of Kansas and had $602.9 million in total assets, $421.4 million in deposits and $27.7 million in stockholders' equity. This acquisition was accounted for as a pooling of interests and, accordingly, the Company's historical consolidated financial statements have been restated for all periods prior to the acquisition to include the accounts and results of operations of Railroad. The Company's restated financial statements are included in its Form 8-K filed with the Commission on March 19, 1996.

     On February 1, 1996, the Company completed the acquisition of Conservative, the holding company for Conservative Savings Bank, FSB. At that date, Conservative operated seven offices in Nebraska and one each in Harlan, Iowa and Overland Park, Kansas and had $302.9 million in total assets, $197.9 million in deposits and $35.1 million in stockholders' equity. The acquisition of Conservative was accounted for as a purchase transaction.

     Payment of Accrued Tax Liabilities. As a result of the final disposition of a subsidiary's interest in a nuclear generating facility in Palo Verde, Arizona in February 1996, the Company will pay accrued federal and state tax liabilities which were previously deferred for financial reporting purposes totalling approximately $54,827,000. These tax payments are due in June 1996 for the federal tax liability and in September and October 1996 for the state tax liabilities. While these payments will affect the Company's cash flow position, they will have only a nominal impact on its financial condition and results of operations.

     Cash Dividend Policy. On October 4, 1995, the Company's Board of Directors established a policy of paying a quarterly cash dividend of $.10 per share. Accordingly, cash dividends totalling $1,429,000 and $1,434,000 were paid on October 31, 1995 and January 12, 1996, respectively. The Company currently plans to continue paying dividends on a quarterly basis subject to the Board of Directors' continuing evaluation of the Company's consolidated earnings, financial condition, liquidity, capital and other factors, including economic conditions and regulatory restrictions.

     Proxy Contest. At the Company's annual meeting of shareholders in November 1995, shareholders voted (i) in favor of a nonbinding proposal submitted by a shareholder which requested the Board of Directors to promptly proceed to effect a sale or merger of the Company and to take certain steps to that end, and (ii) to replace two incumbent directors with nominees submitted by such shareholder. At the Board meeting following the meeting of shareholders, the Board of Directors considered the shareholder proposal and determined to reaffirm its commitment to an active and ongoing evaluation of the Company's strategic alternatives and to remaining open to all options available to the Company for maximizing value for the Company and its stockholders.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby (after deducting underwriting discounts and estimated expenses of the offering) will be approximately $_____ million. A total of $_____ of the net proceeds will be used to refinance the Company's 10.25% Subordinated Notes due 1999 and 10% Senior Notes due 1999, both of which are expected to be redeemed immediately following issuance of the Notes offered hereby. The remainder of the net proceeds will be used for general corporate purposes.

                                 CAPITALIZATION

     The following table presents the consolidated capitalization of the Company at December 31, 1995, and as adjusted to give effect to the issuance of the Notes offered hereby and the application of the net proceeds as described herein. In addition, at December 31, 1995, the Company had other borrowings consisting of deposits ($4.0 billion), FHLB advances ($1.8 billion) and other funding liabilities ($208.8 million) incurred in the ordinary course of business.

                                                        December 31, 1995
                                                      ----------------------
                                                       Actual    As Adjusted
                                                      ---------  -----------
                                                      (Dollars in thousands)
Parent Company Long-Term Debt:
  10% Senior Notes due 1999........................   $  6,900     $     --
  10.25% Subordinated Notes due 1999...............     40,250           --
  Subordinated Notes due 2003, offered hereby......         --       50,000
                                                      --------     --------
  Total parent company long-term debt..............   $ 47,150     $ 50,000
                                                      ========     ========

Stockholders' equity:
  Preferred stock, $.01 par value; 10,000,000
     shares authorized, none issued................         --           --
  Common stock, $.01 par value; 25,000,000 shares
     authorized, 14,340,274 issued and outstanding
      (1)..........................................   $    143     $    143
  Additional paid-in capital.......................    148,036      148,036
  Unrealized holding gain on securities available
     for sale, net.................................      3,249        3,249
  Retained earnings, substantially restricted (2)..    211,102      210,332
                                                      --------     --------
  Total stockholders' equity.......................   $362,530     $361,760
                                                      ========     ========

--------------------
(1) Does not include 321,078 shares of common stock which are issuable upon the exercise of outstanding options granted under the Company's Stock Option Plan.
(2) The retained earnings of the Company are subject to certain restrictions. See Notes 16 and 17 to Notes to the Company's restated Consolidated Financial Statements, which are incorporated herein by reference. The reduction of retained earnings results from the write-off of deferred offering expenses ($770,378 net of income taxes) relating to the 10.25% Subordinated Notes due 1999 and the 10% Senior Notes due 1999.

                                   MANAGEMENT

     The following table sets forth certain information about the directors and executive officers of the Company.

                              Age at
                             December Director
    Name                     31, 1995  Since     Position/Background
    ----                     --------  -----     -------------------
William A. Fitzgerald           58      1973     Chairman of the Board and Chief
                                                 Executive Officer of the
                                                 Company and the Bank.

Robert F. Krohn                 62      1984     Vice Chairman and Chief Executive
                                                 Officer of PSI Group, Inc., a
                                                 national written communications
                                                 company. Also serves as President
                                                 of Krohn Corporation, a strategic
                                                 planning firm. Served as Chairman
                                                 of the Board of the Company and
                                                 the Bank from 1990 through 1994.

Robert S. Milligan              51      1987     Chairman of the Board and Chief
                                                 Executive Officer of MI
                                                 Industries, a meat specialty and
                                                 protein processing company
                                                 headquartered in Lincoln,
                                                 Nebraska, which produces products
                                                 for pharmaceutical, biological and
                                                 research markets.

Charles M. Lillis               54      1988     President and Chief Executive
                                                 Officer of U S WEST Media Group,
                                                 the international, cellular,
                                                 directory publishing and cable
                                                 television units of U S WEST, Inc.

Talton K. Anderson              58      1991     Owner and President of three
                                                 automobile dealerships in Omaha,
                                                 Nebraska, as well as one in
                                                 Lincoln, Nebraska. Mr. Anderson is
                                                 also the President of a Nebraska-
                                                 based automobile leasing company
                                                 and a reinsurance company.

Carl G. Mammel                  62      1991     Chairman of the Board of Mammel &
                                                 Associates, a consulting firm
                                                 providing services in executive
                                                 benefits, employee benefits
                                                 planning and wealth transfer
                                                 planning. He is also a managing
                                                 partner and Executive Vice
                                                 President of M Financial
                                                 Corporation, a network of
                                                 financial service firms throughout
                                                 the United States.

James P. O'Donnell              48      1991     Senior Vice President and Chief
                                                 Financial Officer of ConAgra,
                                                 Inc., an Omaha, Nebraska-based
                                                 international diversified food
                                                 company with annual sales of
                                                 approximately $24 billion.

Steven M. Ellis                 38      1995     Senior Vice President, Treasurer
                                                 and a director of CAI
                                                 Corporation, whose principal
                                                 business relates to investments
                                                 in securities.

Robin R. Glackin                50      1995     President, Chief Executive
                                                 Officer and a director of CAI
                                                 Corporation with which he has
                                                 been associated since 1989. Mr.
                                                 Glackin is also the principal
                                                 executive officer of Glackin
                                                 Associates, a consulting and
                                                 investment company and President
                                                 of Enlight Industries, L.L.C., a
                                                 manufacturing company.

James A. Laphen                 47      N/A      President, Chief Operating
                                                 Officer and Chief Financial
                                                 Officer of the Company and the
                                                 Bank.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an indenture (the "Indenture"), dated as of April 15, 1996, between the Company and Harris Trust and Savings Bank, as trustee (the "Trustee"). The Notes are not savings accounts or deposits of the Bank and are not insured by the FDIC, any governmental agency or otherwise.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture (including the definition of certain terms in the Indenture), the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is part. Wherever particular provisions and definitions of the Indenture are referred to, such provision and definitions are incorporated by reference as part of the statements made, and the statements are qualified in their entirety by such reference. Article and Section references are to Articles and Sections of the Indenture. For purposes of the "Description of Notes" section of this Prospectus, "Company" refers to Commercial Federal Corporation, excluding its subsidiaries, unless the subsidiaries are specifically included.

General

     The Notes offered by this Prospectus will be general unsecured obligations of the Company and will be limited to $50,000,000 aggregate principal amount. The Notes will be issued in registered form only, without coupons, in denominations of $1,000 and any integral multiple thereof. Interest on the Notes will accrue from the date of original issuance and will be payable on the fifteenth day of each month, commencing May 15, 1996 (each, an "Interest Payment Date"), at the rate per annum stated on the cover page of this Prospectus. Interest will be payable to the person in whose name the Note is registered at the close of business on the seventh day of the month in which such Interest Payment Date occurs. (Sections 201, 202, 203, 301, 302, 307, 308 and 311). The
Notes will mature on April 15, 2003 unless redeemed earlier at the option of the Company or repaid earlier upon the death of a Holder as set forth below. See "-
- Redemption at Option of the Company" and "Repayment Option Upon Death."

     Principal and interest will be payable at an office or agency to be maintained by the Trustee in New York, New York, except that, at the option of the Company, principal and interest may be paid by check mailed to the person entitled thereto. (Sections 301, 307 and 1002) The Notes may be presented for registration of transfer or exchange at an office or agency to be maintained by the Trustee in New York, New York. (Section 305) The Notes will be exchangeable without service charge, but the Company may require payment to cover taxes or other government charges. (Section 305) The Notes will not be secured by the assets of the Company or any of its subsidiaries or affiliates or otherwise and will not have the benefit of a sinking fund for the retirement of principal. In addition, the rights of the Company to participate in any distribution of assets of any subsidiary, including the Bank, upon its liquidation or reorganization or otherwise (and thus the ability of the Holders of the Notes to benefit indirectly from such distribution) are subject to the prior claims of creditors of that subsidiary. Claims on the Company's subsidiaries by creditors other than the Company may include substantial obligations with respect to loans, deposit liabilities, Federal Home Loan Bank ("FHLB") advances, federal funds purchased and securities sold under repurchase agreements.

     So long as the Company is a reporting company under the Exchange Act, the Company will furnish to holders of the Notes annual reports of the Company containing audited financial statements and interim reports with unaudited financial data on a quarterly basis. If the Company ceases to be a reporting company under the Exchange Act, the Company will furnish to holders of the Notes information which is substantially comparable to the information provided as a reporting company. (Section 704)

     The Indenture does not contain provisions that would provide protection to Holders against a decline in credit quality resulting from recapitalizations or similar restructurings.

Redemption at Option of the Company

     The Notes may not be redeemed prior to April 15, 1999. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part from time to time, upon not less than 30 nor more than 60 days notice mailed to the registered Holders thereof. The redemption price will be paid with interest accrued to the date fixed for redemption (subject to the right of the registered Holder on the record date for an interest payment to receive such interest). If the Company elects to redeem less than all of the Notes, the Trustee will select which Notes to redeem using such method as it shall deem fair and appropriate, including the selection for redemption of a portion of the principal amount of any Note but not less than $1,000. On and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. (Article Eleven)

Repayment Option Upon Death

     Upon the death of any Holder of Notes, the Company will purchase such Holder's Notes on request, if (a) the Notes have been registered in the Holder's name since their date of issuance or for a period of six months prior to the date of such Holder's death, whichever is less, (b) the redemption payments with respect to such Holder's Notes will not exceed $50,000 in principal amount in any calendar year, (c) the Company will not, after giving effect to such payment, have made redemption payments on Notes of deceased Holders in an aggregate amount exceeding $500,000 in principal amount in any calendar year (if such aggregate principal amount exceeds $500,000, the Trustee will repay such notes up to $500,000 in principal amount in the order in which such requests for repayment were received), (d) either the Company or the Trustee has been notified in writing of the request for redemption within one year after the Holder's death, and if less than all of such Holder's Notes are redeemed pursuant to such initial request, either the Company or the Trustee has been notified in writing of subsequent requests for redemption of additional Notes of such Holder within one year after any such preceding notice, (e) the Company is not, after giving effect to such payment, in default under any Senior Indebtedness, and (f) the Company is not subject to any law, regulation, agreement or administrative directive preventing such repayment. Notes for which such repayment is requested shall, subject to the limitations described above, be repaid at 100% of the principal amount thereof, together with interest accrued to the repayment date, within 30 days following receipt by the Company of the following: (a) a written request for repayment signed by a duly authorized representative of the Holder, which shall indicate the name of the deceased Holder, the date of death of the deceased Holder and the principal amount of Notes to be repaid, (b) the certificates representing the Notes to be repaid, and (c) evidence satisfactory to the Company and the Trustee of the death of the Holder and evidence of authority of the representative to the extent required by the Trustee. Authorized representatives of a Holder shall include executors, administrators or other legal representatives of an estate, trustees of a trust, joint owners of Notes owned in joint tenancy or tenancy by the entirety, custodians, conservators, guardians, attorneys-in-fact and other persons generally recognized as having legal authority to act on behalf of others. (Section 1201)

     The death of a person owning a Note in joint tenancy or tenancy by the entirety with another or others shall be deemed the death of the Holder of the Note, and the entire principal amount of the Note so held shall be subject to repayment, together with interest accrued thereon to the repayment date. The death of a person owning a Note by tenancy in common shall be deemed the death of the Holder of a Note only with respect to the deceased Holder's interest in the Note so held in tenancy in common; except that in the event a Note is held by husband and wife as tenants in common, the death of either shall be deemed a death of the Holder of the Note and the entire principal amount of the Note so held shall be subject to repayment. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest of ownership of a Note, will be deemed the death of the Holder thereof for purposes of this provision, regardless of the registered Holder, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interests in the Note during his or her lifetime. (Section 1201)

Subordination

     The Notes are subordinated, in the manner and to the extent hereinafter described, to the prior payment of all "Senior Indebtedness" of the Company. Senior Indebtedness is defined as the principal of, premium, if any, and interest on (1) all indebtedness of the Company for money borrowed (including indebtedness of others guaranteed by the Company) other than the Notes, whether outstanding on the date of the Indenture or thereafter created, assumed or incurred, (2) any amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in either case in the instrument creating or evidencing any such indebtedness or pursuant to which it is outstanding it is provided that such indebtedness is not superior in right of payments to the Notes, and (3) Derivative Obligations (as defined below). (Sections 101 and 1301) The Notes will be subordinated to the $6.9 million in aggregate principal amount of the Company's 10% Senior Notes due 1999 and will rank pari passu with the $40.25 million in aggregate principal amount of the Company's 10.25% Subordinated Notes due 1999 to the extent such 10% Senior Notes due 1999 and 10.25% Subordinated Notes due 1999 remain outstanding after issuance of the Notes. The Company intends to repay in full the entire principal amount of its 10% Senior Notes due 1999 and 10.25% Subordinated Notes due 1999 with the proceeds of this offering. See "Use of Proceeds."

     For the purposes of the definition of Senior Indebtedness, "indebtedness for money borrowed" is defined as (a) any obligation of the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (b) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument, (c) any obligation of the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under general accepted accounting principals. Notwithstanding the foregoing, Senior Indebtedness shall not include any obligation of the Company that constitutes a trade payable or accrued liability arising in the ordinary course of business.

     "Derivative Obligations" are defined as any obligations of the Company to make payment pursuant to the terms of any securities contracts and foreign currency exchange contracts, derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts (other than obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Notes). (Sections 101 and 1201)

     Upon a distribution of assets, dissolution, winding up, total liquidation or reorganization of the Company, if a default has occurred and is continuing with respect to payment of principal or interest on any Senior Indebtedness or if an Acceleration Event shall have occurred and the principal of the Notes has been declared due and payable and such declaration has not been rescinded or annulled, then in any such instance all Senior Indebtedness must be paid in full before any payment of principal or interest on the Notes can be made. (Section
1301) Any subordination will not prevent the occurrence of an Acceleration Event or an "Event of Default" (as defined below) under the Indenture.

     By reason of the subordination of the Notes, in the event of liquidation of the Company, the Holders of the Notes will not receive payment until the holders of Senior Indebtedness have been satisfied, and in such event holders of Senior Indebtedness may recover more than Holders of Notes. As of December 31, 1995, the Company had Senior Indebtedness in the amount of $6.9 million in aggregate principal amount outstanding, consisting of the Company's 10% Senior Notes due 1999, which Senior Indebtedness is expected to be redeemed immediately following issuance of the Notes offered hereby using the proceeds therefrom. While Senior Indebtedness excludes indebtedness of the Company's subsidiaries, Holders of the Notes, as creditors of the Company, will be denied access to the assets of the Company's subsidiaries, upon such subsidiaries' liquidation or reorganization, until all the prior claims of creditors of such subsidiaries have been satisfied. Obligors of the Bank, for example, including depositors, have first claim on the assets of the Bank in the event of liquidation of the Bank. There is no limitation in the Indenture on the Company's creation of Senior Indebtedness or indebtedness ranking in parity with the Notes.

Restrictions on Dividends and Other Distributions

     The Indenture provides that the Company cannot declare or pay dividends on, or purchase, redeem or acquire its capital stock, return any capital to holders of capital stock as such, or make any distribution of assets to capital stockholders as such, except that the Company may (a) declare and pay a dividend in capital stock of the Company and (b) declare and pay a dividend, purchase, redeem or acquire capital stock or make another distribution in cash or property other than capital stock of the Company if the amount of such dividend, redemption or distribution, together with the amount of all previous such dividends and distributions after June 30, 1995, would not exceed in the aggregate the sum of (i) $50.0 million, plus (ii) 75% of the Company's Consolidated Net Income

(as defined) for each fiscal year commencing after the year ended June 30, 1995 (reduced by 100% of any consolidated net loss in any fiscal year), plus (iii) 100% of the net proceeds received by the Company for any capital stock issued after December 31, 1995. (Section 1007)

Consolidation, Merger or Transfer

     The Company may not consolidate with, merge into, or transfer all or substantially all of its assets to another entity unless such other entity assumes the Company's obligations under the Indenture and unless, after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default, each insured institution controlled by the surviving corporation shall be in compliance with applicable minimum capital requirements or shall have filed a capital plan acceptable to its primary regulator and certain other conditions are met. (Section 801)

Events of Default

     An Event of Default includes: (a) failure to pay the principal on the Notes when due at Maturity, upon redemption or upon repayment, as provided in the Indenture, whether or not prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on the Notes for 10 days after such interest becomes due and payable, whether or not prohibited by the subordination provisions of the Indenture; (c) failure to perform any other covenant set forth in the Indenture for 30 days after receipt of written notice from the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes specifying the default and requiring the Company to remedy such default; (d) default in the payment at stated maturity of indebtedness of the Company or certain subsidiaries for money borrowed having an outstanding principal amount due at stated maturity greater than $7.0 million and such default having continued for a period of 30 days beyond any applicable grace period; (e) an event of default as defined in any mortgage, indenture or instrument of the Company or certain subsidiaries shall have happened and resulted in the acceleration of indebtedness which, together with the principal amount of any other such indebtedness so accelerated, aggregates $7.0 million or more, and such default shall not have been cured or waived and such acceleration shall not have been rescinded or annulled; (f) certain events of insolvency, receivership, or reorganization of the Company or certain subsidiaries; and (g) entry of a final judgment, decree or order against the Company or certain subsidiaries for the payment of money in excess of $7.0 million in certain circumstances. Except as described under "Acceleration Events" below, there is no right to acceleration in the case of an Event of Default. (Section 501)

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a "default" (meaning, for this purpose, the events specified above without grace periods), mail to the Holders of the Notes notice of all defaults known to it which have occurred and remain uncured; provided, that, except in the case of a default in the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders. (Section 602)

     Upon the occurrence of any Event of Default the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, all amounts then due and payable with respect to such Notes, with interest upon the overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at the rate of interest borne by the Notes. If an Event of Default with respect to the Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of the Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or such Notes or in the aid of the exercise of any power granted in the Indenture or the Notes, or to enforce any other proper remedy. (Section 503)

     The Company must furnish annually to the Trustee an Officer's Certificate stating whether to the best of the knowledge of the signers the Company is in default under any of the provisions of the Indenture, and specifying all such defaults and the nature thereof of which they have knowledge. (Section 1012)

     A Holder will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default,
(b) the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, (c) the Trustee shall have failed to institute such proceeding within 60 days and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request. (Section 507) However, the Holder of any Note will have an absolute right to receive payment of the principal of and interest on such Notes on or after the respective due dates and to institute suit for the enforcement of any such payment. (Section
508)

Acceleration Events

     The Indenture defines an "Acceleration Event" as an Event of Default relating to bankruptcy, insolvency or reorganization of the Company. If an Acceleration Event shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of outstanding Notes may accelerate the maturity of all such outstanding Notes. If an Acceleration Event has occurred and a declaration of acceleration made before a judgment or decree for payment of money due is obtained, Holders of a majority of the outstanding Notes may rescind the acceleration of the Notes if all Acceleration Events have been remedied and all payments due, other than those due as a result of acceleration, have been made. (Section 502)

Modification and Waiver

     With certain limited exceptions which permit modification of the Indenture by the Company and the Trustee only, the Indenture may be modified by the Company with the consent of Holders of not less than a majority in aggregate principal amount of outstanding Notes; provided, however, that no such changes shall without the consent of the Holder of each Note affected thereby (a) change the maturity date of the principal of, or the due date of any installment of interest on, any Note, (b) reduce the principal of, or the rate of interest on, any Note, (c) change the currency in which any portion of the principal of, or interest on, any Note is payable, (d) impair the right to institute suit for the enforcement of any such payment, (e) reduce the above-stated percentage of Holders of the outstanding Notes necessary to modify the Indenture, (f) modify the foregoing requirements or reduce the percentage of outstanding Notes necessary to waive any past default or (g) impair the optional right to repayment provided the Holders. (Sections 513 and 902).

     The Holders of a majority in aggregate principal amount of outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1013)

Satisfaction and Discharge of Indenture; Defeasance

     The Indenture provides that the Company may terminate its obligations under the Indenture with respect to all Notes, by delivering to the Trustee, in trust for such purpose, money, Government Obligations or both which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide on the due dates of any payment of principal and interest, or a combination thereof, money in an amount sufficient to discharge the entire indebtedness of such Notes. (Section 401 and 402)

The Trustee

     Harris Trust and Savings Bank will serve as Trustee under the Indenture and is also the Note Registrar.


                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Purchase Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, $50,000,000 in aggregate principal amount of Notes, at the public offering price less the underwriting discounts and commissions set forth on the cover page of the Prospectus, in the dollar amount of Notes set forth opposite their names in the table below:

                                              Principal
          Underwriter                          Amount
          -----------                         -------
     Piper Jaffray Inc..................    $
     Alex. Brown & Sons Incorporated....
     Montgomery Securities..............
                                            -----------
      Total                                 $50,000,000
                                            ===========

     The nature of the Underwriters' obligation is such that if any of the Notes are purchased, all of the Notes must be purchased. The Underwriters propose to offer the Notes to the public at the Price to Public set forth on the cover page of this Prospectus and to dealers at such price less a concession not in excess of ____% of the principal amount of the Notes. The Underwriters may allow and such dealers may reallow a concession not in excess of ____% of the principal amount of the Notes to certain other brokers and dealers. After the offering, the Price to Public, concession and reallowance may be changed by the Underwriters.

     The Company has applied for listing of the Notes on the New York Stock Exchange under the symbol "CFB 03." There can be no assurance, however, that an active trading market in the Notes will develop or that the Notes will not trade at a discount to their principal amount.

     The Purchase Agreement provides that the Company will indemnify the Underwriters against certain liabilities in connection with this offering, including liabilities under the Securities Act of 1933, as amended.


                                 LEGAL MATTERS

     The legality of the Notes offered hereby will be passed upon for the Company by Housley Kantarian & Bronstein, P.C., Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Dorsey & Whitney LLP, Minneapolis, Minnesota. Both firms may rely as to matters of Nebraska law on the opinion of Fitzgerald, Schorr, Barmettler & Brennan, Omaha, Nebraska.


                                    EXPERTS

  The financial statements of the Company and its consolidated subsidiaries, except Railroad and subsidiaries, as of June 30, 1995 and 1994 and for each of the three years in the period ended June 30, 1995 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K filed on March 19, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for certain investments in debt and equity securities in 1995, and a change in the method of accounting for income taxes, a change in the method of accounting for postretirement benefits, and a change in the method of accounting for intangible assets in 1994), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements of Railroad as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been audited by KPMG Peat Marwick LLP as stated in their report incorporated by reference herein and in the Registration Statement. Such report of KPMG Peat Marwick LLP, independent certified public accountants, is incorporated by reference herein in reliance upon such report, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for certain investments in debt and equity securities in 1993 and a change in the method of accounting for income taxes in 1992.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by the Company or the Underwriters. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company or its subsidiaries or that information contained herein is current as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or in any jurisdiction in which such offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

---------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Available Information...................................................    2
Incorporation of Certain
  Documents by Reference................................................    2
Prospectus Summary......................................................    5
Summary Consolidated Financial
  Information...........................................................    8
Risk Factors............................................................   12
Recent Developments.....................................................   14
Use of Proceeds.........................................................   14
Capitalization..........................................................   15
Management..............................................................   16
Description of Notes....................................................   17
Underwriting............................................................   21
Validity of Notes.......................................................   22
Experts.................................................................   22


                                  $50,000,000



                              COMMERCIAL FEDERAL
                                CORPORATION





                       ____% Subordinated Notes due 2003



                              --------------------
                                   PROSPECTUS
                              --------------------



                               PIPER JAFFRAY INC.
                        ALEX. BROWN & SONS INCORPORATED
                             MONTGOMERY SECURITIES



                                __________, 1996

                                    Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     Estimated expenses in connection with this offering are as follows:

      Securities and Exchange Commission registration fee..  $ 17,242
      NASD fee.............................................     5,500
   *  Legal fees and expenses..............................   100,000
   *  Printing, postage and mailing........................    30,000
   *  Accounting fees and expenses.........................    85,000
   *  Trustee fees.........................................    15,000
   *  Blue Sky fees (including counsel fees)...............     9,000
   *  Miscellaneous expenses...............................    13,258
                                                             --------
                                                             $275,000
                                                             ========
---------------

*   Estimated.


Item 15.  Indemnification of Directors and Officers.

     Indemnification of Directors and Officers of the Bank

Federal Regulations clearly define areas for indemnity coverage, as follows:

     (a) Any person against whom any action is brought by reason of the fact that such person is or was a director or officer of the Bank shall be indemnified by the Bank for:

           (i) Reasonable costs and expenses, including reasonable attorney's fees, actually paid or incurred by such person in connection with proceedings related to the defense or settlement of such action;

           (ii) Any amount for which such person becomes liable by reason of any judgment in such action;

           (iii) Reasonable costs and expenses, including reasonable attorney's fees, actually paid or incurred in any action to enforce his rights under this section, if the person attains a final judgment in favor of such person in such enforcement action.

     (b) Indemnification provided for in subparagraph (a) shall be made to such officer or director only if the requirements of this subparagraph are met:

           (i) The Bank shall make the indemnification provided by subparagraph
           (a) in connection with any such action which results in a final judgment on the merits in favor of such officer or director.

           (ii) The Bank shall make the indemnification provided by subparagraph
           (a) in case of settlement of such action, final judgment against such director or officer or final judgment in favor of such director or officer other than on the merits except in relation to matters as to which he shall be adjudged to be liable for negligence or misconduct in the performance of his duty, only if a majority of the directors of the Bank determines that such a director or officer was acting in good faith within what he was reasonably entitled to believe under the circumstances was the scope of his employment or authority and for a purpose which he was reasonably entitled to believe under the circumstances was in the best interest of the Bank or its shareholders.

However, no indemnification shall be made unless the Bank gives the OTS at least 60 days' notice of its intention to make such indemnification. No such indemnification shall be made if the OTS advises the Bank in writing, within such notice period, of its objection thereto.

(c)  As used in this paragraph:

     (i) "Action" means any action, suit or other judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;

     (ii) "Court" includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;

     (iii) "Final Judgment" means a judgment, decree, or order which is appealable and as to which the period for appeal has expired and no appeal has been taken;

     (iv) "Settlement" includes the entry of a judgment by consent or by confession or upon a plea of guilty or of nolo contendere.


Indemnification of Directors and Officers of the Company

     Indemnification of directors and officers of the Company is provided under
Article VI of the Articles of Incorporation of the Company for judgments, fines, settlements, and expenses, including attorney fees incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Article VI of the Articles of Incorporation provides that an outside director shall not be personally liable to the Company or its stockholders for monetary damages for breach of his fiduciary duty as a director and authorizes the Company to indemnify such outside director against monetary damages for such breach to the full extent permitted by law. This provision applies to acts or omissions occurring after the effective date of the amendment, and does not
                                                                        ---
limit liability for (i) any act or omission not in good faith which involves intentional misconduct or a knowing violation of law, (ii) any transaction from which the outside director derived an improper direct or indirect financial benefit, (iii) paying a dividend or approving a stock repurchase in violation of the Nebraska Business Corporation Act or (iv) any act or omission which violates a declaratory or injunctive order obtained by the Company or its stockholders. For purposes of Article VI, "outside director" is defined as any member of the Board of Directors who is not an officer or a person who may control the conduct of the Company through management agreements, voting trusts, directorships in related corporations or any other device or relationship.

     The Company has purchased director and officer liability insurance that insures directors and officers against certain liabilities in connection with the performance of their duties as directors and officers, including liabilities under the Securities Act of 1933, as amended, and provides for payment to the Company of costs incurred by it in indemnifying its directors and officers.

       Under Nebraska law, indemnification of directors and officers may be provided for judgments, fines, settlements, and expenses, including attorney's fees, incurred in connection with any threatened, pending, or completed action, suit, or proceeding other than an action by or in the right of the Company. This applies to any civil, criminal, investigative or administrative action provided that the director or officer involved acted in good faith, in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Indemnification of directors and officers may be also provided for judgments, fines, settlements, and expenses, including attorney's fees, incurred in connection with any threatened, pending, or completed action, or suit by or in the right of the corporation if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in respect of any claim, issue or matter in which such person is adjudged to be liable for negligence or misconduct in the performance of his duties to the corporation unless the court in which the action is brought deems indemnity proper.

     The grant of indemnification to a director or officer shall be determined by a majority of a quorum of disinterested directors, by a written opinion from independent legal counsel, or by the shareholders.

     Indemnification shall be provided to any directors and officers for expenses, including attorney's fees, actually and reasonably incurred in the defense of any action, suit or proceeding to the extent that he or she has been successful on the merits.

Item 16.  Exhibits.

   The exhibits filed as part of this Registration Statement are as follows:

   1    Form of Purchase Agreement

   4    Form of Indenture

   5 Opinion of Housley Kantarian & Bronstein, P.C. regarding the legality of securities being issued

  12    Statement re: computation of ratio of earnings to fixed charges

  23(a) Consent of Housley Kantarian & Bronstein, P.C. (included in Exhibit 5)

  23(b) Consent of Deloitte & Touche LLP

  23(c) Consent of KPMG Peat Marwick LLP

  24 Power of Attorney (reference is made to the signature page of the Registration Statement)

  25   Statement re: eligibility of trustee (bound separately) *

--------------------
*     To be filed by amendment.


Item 17.  Undertakings.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Omaha, State of Nebraska, on the 19th day of March, 1996.

               COMMERCIAL FEDERAL CORPORATION


               By: /s/ William A. Fitzgerald
                   ------------------------------------------
                   William A. Fitzgerald,
                   Chairman of the Board and Chief Executive Officer


                               POWER OF ATTORNEY

  We, the undersigned directors and officers of Commercial Federal Corporation, do hereby severally constitute and appoint William A. Fitzgerald and James A. Laphen, and each of them singly, our true and lawful attorneys and agents, to do any and all things and acts in our names in the capacities indicated below and to execute any and all instruments for us and in our names in the capacities indicated below which said William A. Fitzgerald or James A. Laphen, or either of them, may deem necessary or advisable to enable Commercial Federal Corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-3 relating to the offering of the Company's Subordinated Notes due 2003, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said William A. Fitzgerald and James A. Laphen, or either of them, shall do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and as of the dates indicated.


Signature                                       Capacity             Date
---------                                       --------             ----


/s/ William A. Fitzgerald           Principal Executive Officer  March 19, 1996
-------------------------           and Director
William A. Fitzgerald
Chairman of the Board and
Chief Executive Officer


/s/ James A. Laphen                 Principal Financial Officer  March 19, 1996
-------------------
James A. Laphen
President, Chief Operating Officer
and Chief Financial Officer


/s/ Gary L. Matter                  Principal Accounting Officer March 19, 1996
------------------
Gary L. Matter
Senior Vice President, Controller
and Secretary

/s/ Talton K. Anderson       Director               March 19, 1996
--------------------------
Talton K. Anderson


/s/ Steven M. Ellis          Director               March 19, 1996
--------------------------
Steven M. Ellis


/s/ Robin R. Glackin         Director               March 19, 1996
--------------------------
Robin R. Glackin


/s/ Robert F. Krohn          Director               March 19, 1996
--------------------------
Robert F. Krohn


                             Director               March ___, 1996
--------------------------
Charles M. Lillis


/s/ Carl G. Mammel           Director               March 19, 1996
--------------------------
Carl G. Mammel


/s/ Robert S. Milligan       Director               March 19, 1996
--------------------------
Robert S. Milligan


/s/ James P. O'Donnell       Director               March 19, 1996
--------------------------
James P. O'Donnell

                               INDEX TO EXHIBITS

Exhibits No.       Description                                                       Page
------------       -----------                                                       ----
        1     Form of Purchase Agreement

        4     Form of Indenture

        5 Opinion of Housley Kantarian & Bronstein, P.C. regarding the legality of securities being issued

        12    Statement re: computation of ratio of earnings to fixed charges

        23(a) Consent of Housley Kantarian & Bronstein, P.C. (included in
              Exhibit 5)

        23(b) Consent of Deloitte & Touche LLP

        23(c) Consent of KPMG Peat Marwick LLP

        24 Power of Attorney (reference is made to the signature page of the Registration Statement)

        25    Statement re: eligibility of trustee (bound separately) *

--------------------
*       To be filed by amendment.